COLUMBIA FUNDS SERIES TRUST II

225 Franklin Street

Boston, MA 02110

March 7, 2016

VIA EDGAR

Mr. Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust II (the Registrant)
Columbia Short-Term Cash Fund (the Fund)
Amendment No. 145 (the Filing)
File No. 811-21852

Dear Mr. Cowan:

This letter responds to comments received from the staff (Staff) of the Securities and Exchange Commission (Commission) on January 5, 2016 on the above-referenced Filing. Comments and responses are outlined below.

Comment 1:	Please replace the word “primarily” with “at least 80% of net assets” in the first sentence of the first paragraph under the More Information About the Fund – Principal Investment Strategies section of the prospectus.

Response:	We do not believe that the Fund is required to adopt an 80% policy under Rule 35d-1. We believe that the existing investment policy is appropriate and the Fund’s overall description of its principal investment strategies is consistent with the requirements of Rule 2a-7.

Comment 2:	The last sentence of the first paragraph under the More Information About the Fund – Principal Risks section of the prospectus includes the words “or any person.” Please consider whether this language is appropriate to include here since it is not specifically stated in the new rule.

Response:	We believe the inclusion of “or any person” is appropriate in this sentence and alerts investors that no other person is obligated to provide support.

Comment 3:	Please delete the following disclosure that is included at the beginning of the Primary Service Providers section of the prospectus:

The Fund enters into contractual arrangements with various parties, including, among others, the Investment Manager, the Distributor, the Transfer Agent and the Fund’s custodian, who provide services to the Fund. Shareholders are not parties to, or intended (or “third-party”) beneficiaries of, any of those contractual arrangements, and those contractual arrangements are not intended to create in any individual shareholder or group of shareholders any right to enforce such arrangements against the service providers or to seek any remedy thereunder against the service providers, either directly or on behalf of the Fund.

This prospectus provides information concerning the Fund that you should consider in determining whether to purchase shares of the Fund. None of this prospectus, the SAI or any contract that is an exhibit to the Fund’s registration statement is intended to give rise to any agreement or contract between the Fund and any investor, or give rise to any contract or other rights in any individual shareholder, group of shareholders or other person other than any rights conferred explicitly by federal or state securities laws that may not be waived.

Response:	We believe this disclosure is important to inform investors that shareholders are not intended beneficiaries of the Fund’s contractual arrangements and that such arrangements are not intended to create any shareholder right to enforce or seek remedy from such arrangements. Revisions to disclosure, as indicated below, include edits to the last sentence of the second paragraph to clarify that any rights conferred explicitly by federal or state securities laws may not be waived.

The Fund enters into contractual arrangements with various parties, including, among others, the Investment Manager, the Distributor, the Transfer Agent and the Fund’s custodian, who provide services to the Fund. These contractual arrangements are between the Fund and the third-parties, including the service providers. Shareholders are not parties to, or intended to be third-party beneficiaries of, any of these contractual arrangements. The contractual arrangements are not intended to create in any individual shareholder or group of shareholders any right, including the right to enforce such arrangements against the service providers or to seek any remedy thereunder against the service providers, either directly or on behalf of the Fund.

This prospectus provides information concerning the Fund that you should consider in determining whether to purchase shares of the Fund. None of this prospectus, the SAI or any contract that is an exhibit to the Fund’s registration statement is intended to give rise to any agreement or contract between the Fund and any investor, or give rise to any contract or other rights in any individual shareholder, group of shareholders or other person. Nothing in the previous sentence should be read to suggest any waiver of any rights under federal or state securities laws.

Comment 4:	When the Fund converts to a floating NAV fund on October 1, 2016, please confirm that the Fund will comply with the following:

(A)   Purchase, redemption, and pricing of shares of floating NAV funds: The Adopting Release notes that the Commission expects that an institutional prime MMF would include disclosure in its prospectus and SAI (see discussion under Item 23, below) regarding the purchase, redemption, and pricing of fund shares, to reflect any changes resulting from the fund’s use of a floating NAV. See Adopting Release at text accompanying note 939. For example, like any other open-end fund, a floating NAV MMF would be expected to include disclosure about the time when calculations of net asset value are made, and that the price at which a purchase or redemption is effected is based on the next calculation of net asset value after the order is placed.

(B)   The Adopting Release notes that the Commission expects a MMF (other than government MMFs that are not subject to the fees and gates requirements and that have not chosen to rely on the ability to impose liquidity fees and suspend redemptions) will disclose in its prospectus and SAI the effects that the potential imposition of fees and/or gates, including a board’s discretionary powers regarding the imposition of fees and gates, may have on a shareholder’s ability to redeem shares of the fund. See Adopting Release at text following note 943.

Specifically, the Commission anticipates that a MMF would generally consider providing the following prospectus disclosure as an appropriate response to Item 11(c):

•	An explanation of the various situations in which the fund may impose a fee or gate;

•	Means of notifying shareholders about the imposition and lifting of fees and/or gates (e.g., press release, Web site);

•	Timing of the imposition and lifting of fees and gates, including:

•	An explanation that if a fund’s weekly liquid assets fall below 10% of its total assets at the end of any business day, the next business day it must impose a 1% liquidity fee on shareholder redemptions unless the fund’s board of directors determines that doing otherwise is in the best interests of the fund,

•	An explanation that if a fund’s weekly liquid assets fall below 30% of its total assets, it may impose fees or gates as early as the same day, and

•	An explanation of the 10 business day limit for imposing gates;

•	Use of fee proceeds by the fund, including any possible return to shareholders in the form of a distribution;

•	Tax consequences to the fund and its shareholders of the fund’s receipt of liquidity fees; and

•	General description of the process of fund liquidation if the fund’s weekly liquid assets fall below 10%, and the fund’s board of directors determines that it would not be in the best interests of the fund to continue operating. See Adopting Release at notes 948 – 954 and accompanying text.

In determining whether and/or to what extent to include this disclosure in the prospectus or SAI, MMFs should rely on the principle that funds should limit disclosure in prospectuses generally to information that “would be most useful to typical or average investors in making an investment decision.” Detailed or highly technical discussions, as well as information that may be helpful to more sophisticated investors, dilute the effect of necessary prospectus disclosure and should be placed in the SAI.

(C)   Tax consequences of floating NAV funds: The Adopting Release notes that the Commission expects that an institutional prime MMF would include disclosure in its prospectus about the tax consequences to shareholders of buying, holding, exchanging, and selling the shares of a floating NAV fund. See Adopting Release at text following note 938. We expect that funds may wish to discuss:

(1) the simplified aggregate method for determining annual net taxable gains or losses (see Adopting Release at section III.B.6.a.i), and

(2) the fact that the “wash sale” rule will not be applicable to floating NAV MMFs (see Adopting Release at section III.B.6.a.ii).

Response:	The Fund will comply with applicable required disclosure when it converts to a floating NAV fund on or about October 1, 2016.

In connection with the above-referenced Filing, the Registrant hereby acknowledges the following:

The disclosures in the Filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in the Filing. The Registrant represents to the Commission that comments made by the Commission, or the Staff acting pursuant to delegated authority, or changes to disclosure in response to Staff comments in the Filing reviewed by the Staff, do not foreclose the Commission from taking any action with respect to the Filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

If you have any questions, please contact either me at (617) 385-9536 or Heidi Brommer at (612) 671-2403.

Sincerely,

/s/ Ryan C. Larrenaga

Ryan C. Larrenaga

Vice President and Secretary

Columbia Funds Series Trust II